Valvoline
100 Valvoline Way
Lexington, KY 40509
Tel: (859) 357-2591
Julie M. O’Daniel	jmodaniel@valvoline.com
Senior Vice President, Chief Legal Officer
and Corporate Secretary	Valvoline.com

March 12, 2021

Via Edgar

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, DC 20549

Attn:	Ms. Loan Lauren Nguyen
Ms. Irene Barberena-Meissner

RE:	Valvoline Inc.
Form 10-K for the Fiscal Year Ended September 30, 2020
Filed November 24, 2020
File No. 001-37884

Dear Ms. Nguyen and Ms. Barberena-Meissner:

On behalf of Valvoline Inc. (the “Company”), we respectfully submit this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter addressed to Mary E. Meixelsperger dated February 1, 2021, with respect to the Company’s Form 10-K for the fiscal year ended September 30, 2020 filed on November 24, 2020 (the “Form 10-K”).

For the Staff’s convenience, the Company has included the Staff’s comment below immediately followed by the Company’s response.

Form 10-K for the Fiscal Year Ended September 30, 2020

General

1. We note that the forum selection provision in your amended and restated articles of incorporation identifies Fayette County Circuit Court of the Commonwealth of Kentucky for certain actions, including any “derivative action;” provided, however, that, in the event that the Fayette County Circuit Court of the Commonwealth of Kentucky lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the Commonwealth of Kentucky. Please disclose whether this provision applies to actions arising under the

Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. In addition, please provide corresponding risk factor disclosure regarding the impact of your exclusive forum provision on stockholders, including that they may be subject to increased costs to bring a claim and that the provision could discourage claims or limit their ability to bring a claim in a judicial forum that they find favorable. Further, if this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform stockholders in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Company Response

The Company acknowledges the Staff’s comment and advises the Staff that the exclusive forum selection provision in Section 10.01 of the Company’s Amended and Restated Articles of Incorporation (the “Articles”) is not intended to apply to actions arising under the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company will inform shareholders that the exclusive forum selection provision in Section 10.01 of the Articles does not apply to actions arising under the Securities Act or Exchange Act in the Company’s future filings by updating its “Description of Securities” exhibit pursuant to Item 601(b)(4) of Regulation S-K. In addition, the Company intends to add a risk factor in its Form 10-Q for the quarter ending March 31, 2021 stating that the exclusive forum selection provision in Section 10.01 of the Articles does not apply to actions arising under the Securities Act or Exchange Act and acknowledging that a forum selection provision could increase costs to bring a claim, limit shareholders’ ability to bring a claim in a judicial forum that they find favorable or discourage claims. Further, to the extent that the Company in the future amends its Articles to include a forum selection provision applicable to actions arising under the Securities Act or Exchange Act, or any other actions arising under state law, the Company will ensure that its filings with the SEC include the appropriate disclosures and risk factors.

Should you have any questions or comments concerning the Company’s response, please contact me at 859-357-2591 (or by email at JMODaniel@valvoline.com) or Ian C. Lofwall at 859-357-7278 (or by email at Ian.Lofwall@valvoline.com).

Sincerely,

/s/ Julie M. O’Daniel

Julie M. O’Daniel

cc:	Mary E. Meixelsperger
Ian C. Lofwall

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